

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

June 11, 2007

Mr. Kevin S. Wampler
Chief Financial Officer
The Finish Line, Inc.
3308 N. Misshoeffer Road
Indianapolis, Indiana 46235

> **Re:** **The Finish Line, Inc.**
> **Form 10-K for Fiscal Year Ended February 25, 2006**
> **Filed May 5, 2006**
> **Form 10-K for Fiscal Year Ended March 3, 2007**
> **Filed May 4, 2007**
> **Form 10-Q for Fiscal Quarter Ended November 25, 2006**
> **Filed December 20, 2006**
> **Response Letters Dated March 12, 2007 and April 20, 2007**
> **File No. 0-20184**

Dear Mr. Wampler:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

Sincerely,

William Choi
Branch Chief